冠軍科技集團
CHAMPION TECHNOLOGY

02 DEC 30 AM 3:43

20 December 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

(Fax: 1-202-9429624)

By fax & by mail

02060780

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/8

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

BONUS ISSUE OF NEW WARRANTS

A circular containing details of the Bonus Issue will be despatched to shareholders and holders of Existing Warrants on 20 December 2002.

Shares will be dealt in on a cum-entitlement to Bonus Issue basis on 19 December 2002 and on an ex-entitlement basis from 20 December 2002.

The directors of Champion Technology Holdings Limited (the "Company") refer to the announcements of the Company dated 11 December 2002 and 13 December 2002 respectively in relation to the Bonus Issue.

A circular relating to the Bonus Issue will be despatched to shareholders and holders of Existing Warrants on 20 December 2002. The circular will contain details of the Bonus Issue, including:

1. those mentioned in the two announcements abovementioned; and

2. a notice that according to the Stock Exchange 24 December 2002 is a non-settlement day for shares dealt in on the Stock Exchange and so Shares will be dealt in on a cum-entitlement to Bonus Issue basis on 19 December 2002 and on an ex-entitlement basis from 20 December 2002.

Terms defined in the announcement of the Company dated 11 December 2002 shall have the same meanings herein.

By Order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 19 December 2002

"Please also refer to the published version of this announcement in The Standard".